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Regulatory Announcement

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Free annual report

Company	Detica Group Plc
TIDM	DCA
Headline	Final Results
Released	07:00 02-Jun-08
Number	6991V07

Detica

ARIS
3-31-08

RNS Number : 6991V
Detica Group Plc
02 June 2008

2 June 2008

Detica Group plc

Preliminary results

For the year ended 31 March 2008

Detica Group plc ("Detica", "the Company" or "the Group"), the specialist business and technology consultancy, today announces preliminary results for the year ended 31 March 2008.

Key points:

- Revenue up 30% to £203.2 million (2007: £156.1 million)
  - Government up 43% to £124.1 million
  - Commercial up 15% to £79.1 million

- Adjusted* Group operating profit up 58% to £27.0 million (2007: £17.1 million)
  - UK adjusted* operating margin improved at 16.8% (2007: 14.8%)
  - US adjusted* operating loss of £1.4m (2007: loss of £1.0 million)

- Adjusted* Group profit before tax up 47% to £25.4 million (2007: £17.3 million)

- Adjusted* diluted earnings per share up 36% to 14.6 pence (2007: 10.7 pence)

- Net debt of £11.1 million (2007: net debt of £8.0 million)

- Proposed final dividend of 2.5 pence (2007: 2.175 pence) making a total for the year of 3.7 pence (2007: 2.8 pence), an increase of 32%

- UK Government business performing strongly. Recent long-term project wins on e-Borders and at the Metropolitan Police help to underpin the Board's expectations of future Group performance

*For definitions of "Adjusted" earnings measures, please see the notes on page 3.

Commenting on these results, Dr Tom Black, Chief Executive of Detica said today:

"The year was characterised by another strong performance by our UK Government business, the integration of our US Government business, DFI, and a far more challenging trading environment for our Financial Services business. It is a testament to our portfolio approach that Detica nevertheless achieved good growth during the year.

Our UK Government business continues to perform strongly and we see high levels of demand in this area. Similarly, the US Government business is experiencing healthy demand although we have yet to achieve the critical mass in this market to allow us to fully capitalise on the opportunity. In our Commercial business, the Telecoms, Media and Technology unit business is trading well. The Financial Services business does appear to have stabilised following the rapid reduction in market activity in the middle of the financial year, although risks remain in this business.

Detica has a broad portfolio of revenue streams and we continue to see healthy demand for our services across most of these, and particularly in our Government markets. As a result, the outlook for the Group remains good."

For further information, please contact:

Detica Group plc
Tom Black, Chief Executive or Mandy Gradden, Finance Director
020 7831 3113 (2 June 2008)
01483 816 000 (thereafter)

Financial Dynamics
Edward Bridges, Matt Dixon or Erwan Gouraud

020 7831 3113

Notes

Net debt represents Cash and cash equivalents less Borrowings.

Adjusted earnings measures
A reconciliation of adjusted operating profit, profit before tax and diluted earnings per share measures to reported IFRS measures is set out in the table below. The Directors consider that the adjusted measures better reflect the ongoing performance of the business.

	Operating profit		
	31 March 2008 £'000	31 March 2007 £'000	31 March 2006 £'000
Per IFRS financial statements	**24,334**	14,976	10,722
Exceptional charge on absorption of StreamShield into the core business	**771**	1,095	-
Amortisation of acquired intangibles	**1,661**	836	141
Impairment of Rubus goodwill following reclaim of previously unrecognised tax losses	**192**	153	224
Adjusted	**26,958**	17,060	11,087
Note: charge for share-based payments deducted in arriving at adjusted operating profit	**2,024**	1,314	872

	Profit before tax		
	31 March 2008 £'000	31 March 2007 £'000	31 March 2006 £'000
Per IFRS financial statements	**22,636**	14,890	11,419
Exceptional charge on absorption of StreamShield into the core business	**771**	1,095	-
Amortisation of acquired intangibles	**1,661**	836	141
Unwind of the discount on m.a.partners deferred consideration	**169**	338	-
Impairment of Rubus goodwill following reclaim of previously unrecognised tax losses	**192**	153	224
Adjusted	**25,429**	17,312	11,784
Note: charge for share-based payments deducted in arriving at adjusted profit before tax	**2,024**	1,314	872

	Diluted EPS		
	31 March 2008 Pence	31 March 2007 Pence	31 March 2006 Pence
Per IFRS financial statements	**12.9**	9.2	8.5
Exceptional charge on absorption of StreamShield into the core business	**0.5**	0.7	-
Amortisation of acquired intangibles	**1.0**	0.5	0.2
Unwind of the discount on m.a.partners deferred consideration	**0.1**	0.3	-

Effect of change in UK deferred tax rate	**0.1**	-	-
Prior year claim for R&D tax credits	**-**	-	(1.0)
Adjusted	**14.6**	10.7	7.7
Net: impact of charge for share-based payments on adjusted EPS	**1.3**	0.8	0.5

CHAIRMAN'S STATEMENT

Introduction and highlights

We are pleased to announce another set of good results for Detica. Group revenue increased by 30% to £203.2 million, driven by organic** growth of 8% and the full year impact of prior year acquisitions. Adjusted Group profit before tax increased by 47% to £25.4 million and adjusted diluted earnings per share increased by 36% to 14.6 pence. Overall, the Board is of the view that the performance was satisfactory and demonstrates the ability of the business to achieve good results, even in difficult years.

Our Government business delivered an excellent performance with revenues growing by 43% to £124.1 million but the performance of our Commercial business was mixed with challenging market conditions in the Financial Services sector impacting growth. We did not make any acquisitions during the year, concentrating instead on the integration and development of DFI and the m.a.partners business acquired in the previous year.

People and the Board

Detica is primarily a people business and I would again like to thank all of our staff for their hard work and dedication as well as welcome the 460 members of staff who joined our business last year. I would also like to thank our employees for their flexibility - particularly over the past few months as we transferred staff from Financial Services to other parts of our business where demand has been stronger.

The Group's geographic reach has broadened from an exclusively UK-based business to one that has multiple office locations in the UK, US and Continental Europe and the management structure continues to evolve. We strengthened our management team during the year with the recruitment and internal promotion of a number of senior people to manage the growth.

As reported last year, General John Gordon (USAF, Ret) was appointed to the Board as a Non-Executive Director in April 2007 to ensure that we have an appropriate mix of backgrounds to match our US growth aspirations. Related to this, Colin Evans is now focused solely on our Government business in both the UK and the US. As a result, the Commercial business now reports directly to Tom Black via its divisional Managing Director. There were no other changes to the Board during the year.

**Organic growth is calculated by comparing revenue for the year to March 2008, with revenue for the year to March 2007 restated as though the acquisitions of DFI, m.a.partners and Inforenz had been made on 1 April 2006, and that the exchange rates for the year to March 2007 were the same as those in the year to March 2008.

Dividends

The Board is recommending a final dividend of 2.5 pence per share, which, if approved by shareholders at the Annual General Meeting on 31 July 2008, will be paid on 8 August 2008 to shareholders on the register at 11 July 2008. The ex-dividend date will be 9 July 2008. The total dividend of 3.7 pence for the year represents an increase of 32% over 2007 (2007: 2.8 pence).

Strategy

The Group strategy remains unchanged. Our objective is to become the pre-eminent consulting player servicing the information-based counter-threat agenda in both the UK and the US. We will do this through strong organic growth in key target markets stimulated by the development of world class intellectual property and supported by high quality acquisitions that deliver access to new markets or provide specific skills and expertise.

Outlook

Detica has a broad portfolio of revenue streams and we continue to see healthy demand for our services across most of these, and particularly in our Government markets. As a result, the outlook for the Group remains good.

Chris Conway
Chairman
30 May 2008

BUSINESS REVIEW

Introduction

Detica delivered a good overall performance for the year to 31 March 2008 underpinned by robust organic growth in our UK Government business, with substantial increases in revenue and profit. Group revenues increased by 30% to £203.2 million (2007: £156.1 million), driven by organic growth of 8% and the impact of prior year acquisitions. Adjusted Group profit before tax increased by 47% to £25.4 million (2007: £17.3 million) representing an adjusted operating margin of 13.3% (2007: 10.9%).

The year was characterised by an exceptional sales performance in our UK Government business where we won several longer-term projects, the integration of the US Government and capital markets consulting businesses, both acquired in the previous financial year, and the impact of the unfolding global credit crisis on our Financial Services business. In addition, our NetReveal unit, which licenses our proprietary tool for the detection of collusive large-scale fraud, had several material successes in the year.

GOVERNMENT

Our Government business delivered a strong performance for the year with revenue growing by 43% to £124.1million (2007: £87.0 million) driven in part by the acquisition of the US business, DFI, on the last day of the previous financial year. Organic growth was 16%.

UK Government

Our UK Government business delivered excellent results, with revenue increasing by 20% to £103.3 million (2007: £86.0 million). Within this, our Electronic Systems Group (our specialist products unit) performed particularly well growing by 32% to £22.1 million (2007: £16.8 million).

Our UK Government business assists clients with initiatives in areas such as counter-terrorism, serious and organised crime, identity management and immigration and border control. Clients include agencies within the intelligence and defence sectors, as well as adjacent departments such as the Home Office, the Department for Transport, the Metropolitan Police and HM Revenue and Customs ("HMRC"). Much of our work in this market is at the heart of our clients' mission and focuses on large-scale data integration and the application of advanced analytical techniques - areas in which we remain a supplier of choice - and relies on our strong domain knowledge. In the Government sector, we continue to use our NetReveal product as a core part of our service offering and have, in addition, sold it as a stand-alone licensed product to several central UK Government departments.

Larger and longer-term delivery contracts are becoming increasingly important in this market. In addition, they result in better revenue visibility, allow us to optimise utilisation and underpin our confidence in the future. We were therefore delighted, as a tier-one partner within the Trusted Borders consortium led by Raytheon Systems Limited, to have been selected to design and build the intelligence and analytics component of the e-Borders programme. This provides a fast, intelligence-led pre-screening capability to check all persons entering the UK from overseas helping the UK Border Agency, Police and the Security Services maintain the integrity of the UK border. As well as developing new applications, we will also be using our own tools, such as NetReveal. This contract, including the extension which we announced in January 2008, is expected to generate over £80 million of revenue for Detica, with the majority falling in the next four financial years.

In addition, towards the end of the financial year we were awarded a multi-year £18.1 million contract to provide the Metropolitan Police Service with mobile devices which will allow officers access to a range of information sources while on the move. The contract covers the provision and support of Operational PDAs, Mobile Data Terminals and associated infrastructure and will be delivered over the next five years.

Framework contracts are increasingly important in the UK Government market. The prior year's framework wins delivered material revenues in 2008, including programmes at the Department for Transport and the Foreign and Commonwealth Office. We were delighted to have succeeded in renewing our long-running MOD ICS catalogue position and our HMRC framework. A major, more recent, achievement was the award of a significant new five-year framework contract with a long-standing intelligence client. As a key partner in a consortium, we will be delivering a wide range of consultancy and technology services to the heart of the client's operations.

HMRC is one of Detica's longest-standing clients and, following the completion of a successful pilot last year, we are now helping them to identify tax evasion using a suite of advanced data analytics tools operating across the various complex data sources available. We are also providing HMRC with an innovative, risk-based assessment capability using a range of data sources to allow them to better target illegal freight movements at UK ports. Elsewhere in Government, we were pleased to be awarded a project to help the Highways Agency advance their CCTV operations. They operate one of the world's largest and most geographically dispersed CCTV networks to ensure that the UK's critical road infrastructure runs safely and efficiently and we are providing technical, business and management consultancy services, helping to ensure the engineered solutions are secure and resilient.

In the defence sector, where our clients' priorities remain operational in nature, we continue to focus on the most information-intense niches as well as addressing the wider issues associated with secure information exchange. The Defence Cryptosecurity Authority awarded us contracts worth more than £2 million during the year. We are providing business consulting, information assurance and enterprise architecture design services to the Ministry of Defence's £200 million CIPHER programme, which will provide new cryptographic equipment and secure information exchange services across the UK military. As part of our engagement, we are also supporting the procurement of similar capabilities across the rest of Government on behalf of the Cabinet Office's Secure Management Infrastructure project.

Looking forward, our UK Government business is well positioned to benefit from the Government's continued focus on intelligence, security and resilience as described in the National Security Strategy, published in March 2008, and the Comprehensive Spending Review, published in October 2007, which confirmed spending increases in a number of our core clients, with a particular emphasis on increased technology spending. This positive context will enable us to capitalise on our market-leading position and support the continued long-term performance of our UK business as a whole. We expect ongoing strong growth in this sector underpinned not only by the strong order book as we enter the new financial year, but also by a healthy pipeline.

US Government

Revenue generated by our US Government business increased to £20.8 million (2007: £1.0 million) with the prior year acquisition of DFI accounting for the majority of the increase. Including revenues from US clients that were serviced by our UK business, Group revenue from US Government clients grew to £28.1 million (2007: £9.0 million).

Following the acquisition of DFI, this business underwent an integration process that was more prolonged and complex than originally envisaged. With improved operational control, utilisation strengthened, day rates increased and the business achieved growth and profitability in the second half.

Detica now has relationships at the heart of the intelligence, security and resilience community in both the UK and US. We have been pleased to see the high levels of interest from US clients in UK capability and vice versa and believe that we are uniquely placed to benefit from these synergies. Notable achievements in the US business that draw upon UK capability include the recent award of a NetReveal pilot project to provide advanced analytics to the Internal Revenue Service to detect and assess tax fraud and the expansion of Detica analytics support to a US counterterrorism client. In addition, the US business has been instrumental in widening the customer base for Detica's specialist hardware products with new sales to the Federal Bureau of Investigation. To respond to the demand levels for core Detica capabilities, we are planning new investment in the coming year in building a robust and scaleable data analytics capability based in our Washington DC office to service both Government and Commercial clients.

Our UK business has also benefited directly from this cross-sell synergy. During the year, our UK business was awarded a contract with the UK-US collaborative Joint Narcotics Analysis Centre, which is responsible for intelligence assessments in support of counter-narcotics initiatives, under which we are working with officials from the US Department of Defense and the Ministry of Defence to provide a suite of analytical tools and services to support the exploitation of open-source intelligence.

During the year, our US business played an important role in the preparation of the National Strategy for Improvised Explosive Devices and has expanded its support to the Department of Homeland Security's ("DHS") bombing prevention programmes. It has undertaken new engagements with the Federal Emergency Management Agency to support the development of the National Response Framework and recently achieved renewal of its Lessons Learned Information Sharing programme for the DHS.

An enhanced sales pipeline and strong US-UK coordination has positioned our US business to cross-sell core Detica capabilities and technology into a growing American government client base. The acquisition of DFI was an important step towards building a substantial presence in the strategically important US National Security market where we continue to see strong demand.

COMMERCIAL

Our Commercial business delivered a weaker performance for the year with revenue growing by 15% to £79.1 million (2007: £68.5 million). On an organic basis, revenue declined by 3%. £70.1 million of revenue was delivered by the UK business (2007: £63.5 million), including a small contribution from our Financial Services businesses in Amsterdam and Geneva, and £9.0 million by the US (2007: £5.0 million).

Financial Services

Our Financial Services business had a disappointing year due to challenging market conditions associated with the global liquidity crisis. Our revenue was £51.1 million, an increase of 20% on the prior year, but driven entirely by the full year impact of the prior year's acquisition of m.a.partners. As signalled at our interim results in November 2007, on an organic basis, revenue declined by 8% following a significant reduction in the second half to levels well below the corresponding period in the preceding year.

In this market, we work for clients in the Market Services (regulators and exchanges), Retail Banking, Insurance, and through our prior year acquisitions of

Evolution Consulting and m.a.partners, the Investment Banking sub-sectors. Our services include the provision of advanced analytics for the detection of fraud and market abuse, data-intensive projects to address regulatory compliance as well as wide-ranging business consulting assignments.

During the first half, we saw good demand from Investment Banking clients, particularly in the US, which reversed dramatically towards the end of the first half as the fall out from the global liquidity crisis started to impact discretionary consulting projects. This resulted in a 22% decline in revenues in the second half, with the impact most keenly felt in our US practice. Detica's normal mix of consulting and implementation projects focused on information-intensive areas generally proves robust to such change, but, as we had not yet fully extended m.a.partners' consulting assignments into implementation projects, we were exposed. Much of the second half was therefore taken up with re-focusing the Investment Banking business towards data-related projects and the more resilient threat agenda of compliance and risk management. In this regard, we are delighted to have been recently selected by a major European-based investment bank where our expertise in data stewardship and in information exploitation will help improve the consistency and governance of client reference data across the bank's product lines.

In our Market Services, Retail Banking and Insurance sub-sectors, there is growing demand for services designed to detect and prevent fraud and misconduct. We were delighted to be selected by Turquoise, the multi-lateral trading facility, to deliver a real-time market surveillance system to capture breaches of trading rules, root out market irregularities and develop enhanced trading execution analytics. Our NetReveal sales efforts were focused on the UK and US financial services markets and delivered several successes in the year. In the UK, we made licence sales to HSBC and the UK's largest retail insurer, RBS Insurance, and in another major retail bank we now provide an anti-fraud service based on NetReveal. In the US, we entered into a reseller agreement with the SAS Institute to target their financial services clients in North America and also have several pilots underway with major US financial institutions.

Our Financial Services business now operates in an uncertain and currently unfavourable macroeconomic environment, and in particular demand in the Investment Banking sub-sector is expected to remain subdued for at least the next 12 months. Nonetheless, we believe that risk-management and regulatory challenges will drive the market - a trend which plays well to our strengths - and we are optimistic about the prospects for NetReveal.

Telecoms, Media and Technology (TMT)

Our TMT unit delivered satisfactory results, with revenue increasing by 7% to £28.0 million (2007: £26.0 million). Second half performance was a material improvement on the first half and we saw a year-on-year second half growth rate of 23%.

Our key clients in this area of the business are the major telecoms and media companies, and include BT, Vodafone, Orange and Sony. We work in areas such as information management and business change consulting and assist clients with challenges arising from regulatory demands, increased competition and industry convergence.

In the mobile sector, we have expanded our client base to include Orange and other parts of the France Telecom group. We have also started the process of building our presence outside the UK, entering the Netherlands market through our work with Vodafone Netherlands, where we developed a solution for the launch of a new mobile consumer proposition and are advising on aspects of information management. In addition, at another mobile operator, we have applied our NetReveal analytics platform to address marketing and retention challenges by identifying social networks within customer data.

During the year, we continued to diversify our services in BT, increasing the strength and depth of our relationships across all of their market facing units and we now play an important role on some of their most critical programmes. In addition, we are working with Cable & Wireless to shape and deliver their data integrity initiatives.

As previously reported, StreamShield was combined with Detica's core business in June 2007. Existing StreamShield customers are being fully supported and we continue to sell solutions such as content forensics (which identifies professional spammers and infected subscribers on service provider networks) and web filtering. During the year, StreamShield delivered network-based filtering applications to a Carphone Warehouse subsidiary and to an overseas national telecoms provider and recognised revenues totalling £1.1 million. In addition, StreamShield was awarded the 2007 BT Supplier Innovation Award for supplying a system which tracks down and disrupts professional spammers on the BT broadband network.

The TMT sector appears robust and we expect the recent good progress to continue.

INTELLECTUAL PROPERTY AND PRODUCTS

Two groups within Detica share responsibility for the creation of intellectual property and products - the Technology Innovation Group and the Electronic Systems Group. Revenue from these two groups is reported within the appropriate market-facing sector above. The role of these groups is to provide tools and techniques which solve specific problems for clients across, but which can be adapted through modest R&D investment to meet broader needs of other clients. Importantly, these tools and techniques are distinct from anything else in the market and hence differentiate us from the competition and facilitate the opening of new client relationships.

NetReveal is the most mature of a number of offerings developed by the Technology Innovation Group and uses advanced social network analysis techniques to detect, score and support the investigation of potentially fraudulent networks. It encapsulates knowledge we have gained over 30 years working with leading organisations across the national security and financial services markets in areas such as intelligence, fraud and risk management. Our NetReveal business had several material successes in the year in both UK Government and UK Financial Services and generated licence and maintenance revenues of £3.5 million (2007: £0.2 million). We have also had initial success in the year in selling our new TxtReveal product which is targeted at government analysts for threat assessment, counter-terrorism work and mission planning.

The Electronic Systems Group designs and builds several different lines of specialist high performance hardware for demanding applications that cannot be solved by off the shelf hardware or software. The products are sold primarily to

Government clients in the UK and US. The unit performed particularly well last year growing its revenues by 32% to £22.1 million (2007: £16.8 million) all of which is reported within our UK Government business above.

PEOPLE

The Board recognises that Detica's employees are central to the success of the business and aims to create a workplace in which all employees are engaged and motivated to perform at their best. Detica continues to attract high quality people, supported by our increasing scale and reputation in the consulting market and, at the year end, we employed 1,538 (2007: 1,464) staff.

Employee engagement
A strong culture is a critical element in employee engagement and we conduct a regular employee survey across the Group to help us better understand the views of our employees and to identify actions to enhance employee commitment, retention and engagement. Results from the latest survey were encouraging and suggest that we have retained a strong culture despite acquisitions and high rates of organic growth and that Detica remains an attractive place to work with highly capable colleagues and a good team spirit. Specific actions are in place to address areas for improvement noted by the survey.

A number of events are arranged to facilitate team building and communication between employees including quarterly business unit forums. Our Corporate and Social Responsibility programme, is a prime example of an initiative that both benefits the wider community and increases employee engagement.

Recruitment
During the year, we recruited 460 employees (2007: 367) of whom 130 (2007: 94) were new graduates. We have a number of recruitment channels ranging from relationships with the major universities to specific agencies and search firms targeting recruitment at the more senior grades and our new candidate management system improved our responsiveness to the changing recruitment needs of the Group. Importantly, the recruitment pipeline remains strong and we remain able to select only the strongest candidates to join the Group.

Learning and development
Approximately 80% of the training and development needs of staff is undertaken via "on the job training" in order to ensure that the Detica methodology is understood and implemented on a common basis throughout the Group. For example, given the Group's growth in the US, a programme of UK / US secondments was implemented to ensure an appropriate transfer of skills and implementation of common working methods.

We have a comprehensive induction programme for all new employees who join the company designed to provide insight into how we operate, our values and what it means to work for us. Although this has been primarily aimed at the UK business, we are gradually extending the same principles to our overseas operations. In addition, the majority of our graduate joiners spend time in our core Academy training programmes in London. Datalab Academy consists of a four-week intensive training programme centred on the skills required to work with and manage large-scale data projects. Javalab Academy was established during the year in order to enhance Java skills and to better understand the software development lifecycle and standard project processes.

To build future leadership talent, 30 potential future leaders of the business attended the four-module, ten-day Detica Management Development Programme during the year. In addition, several of our most senior employees attended leadership programmes at the Harvard Business School.

Career development and succession planning
Our career development and talent management processes are designed to cater for both the aspirations of our employees and to identify and develop the managers and leaders of tomorrow. The output of these processes is reviewed formally by the Board on an annual basis as part of their succession planning remit.

Reward
Remuneration packages are regularly benchmarked against comparable organisations to ensure they are attractive and competitive in the marketplace. In 2007 a flexible benefits scheme was introduced for UK employees allowing them to adjust benefits such as holiday allowance, life assurance and pension contributions to suit their personal circumstances. A variety of recognition schemes operate in the Company including an annual discretionary performance-related bonus scheme, long-service awards and individual local awards for specific achievements. The Company also offers a tax approved All Employee Share Option Plan to all UK employees and, during the year, 367 employees (2007: 267) were contributing members of the scheme.

Attrition
Total staff attrition (excluding the previously announced headcount reduction programme at StreamShield and the reduction of the support base in DFI) increased to 22% (2007: 18%) affected by higher levels in the recently-acquired businesses and actions required to reduce headcount in the weaker investment banking market. This is above our long-run target of 15%, and improving staff retention remains a high priority.

MARKET AND STRATEGY

Market opportunity

Detica's market opportunity is driven by the explosion in the volume and complexity of data and information generated by the ubiquitous use of IT and advanced communications techniques across every aspect of modern life and, most particularly, the growth of the internet. Information volumes generated by this are estimated to be growing at a staggering 60% per annum, almost twice the rate of growth in the availability of new storage media. This creates a highly dynamic and complex environment in which all major enterprises must invest heavily if they are to make sound decisions, based upon the best available intelligence.

More specifically, the fact that this environment is now being both exploited and targeted by terrorists and organised criminals presents our core market opportunity. We primarily help our clients identify and overcome those who threaten the safety of the public or the security of the State or who seek to commit serious crime. In addition, we utilise the skills and techniques developed in this core business to assist our clients with other information- intensive problems such as analysing customer buying behaviours.

Strategy

To counter such threats, our clients need to remain at the forefront of information collection, analysis and exploitation and we, in turn, must ensure that we remain at the forefront of these disciplines to assist them in deploying state-of-the-art techniques within their operational domains.

Our objective is to become the leading consulting and specialist services provider across this information-intensive counter threat agenda. We will do this through strong organic growth in our target markets, supported by selective high-quality acquisitions that deliver access to new markets or provide specific skills and expertise.

The five key elements of our strategy are:

Consulting-led
We tackle the problems our clients face rather than seek to push existing solutions which may not meet their need. By taking this problem-led approach, we engage at senior levels on the topics which are of greatest importance to our clients and we ensure that we are always operating at the forefront of our discipline.

Focused geographic expansion
We are heavily concentrated in two geographic markets: the UK (our domestic market) and the US which, besides being the largest market for services such as ours, has many similar features and, indeed, shares many common threats and solutions with the UK.

Focused on specific vertical markets
Our core markets are within Government: namely the UK and US intelligence, security and resilience communities, although we also support other Government departments such as tax and benefits agencies. Besides these, we operate in other markets which most highly value our expertise in countering threats such as fraud and in related areas such as analysing large-scale customer data sets. These markets include Financial Services (principally investment and retail banks, insurers, information service providers and regulators) and TMT (principally fixed and mobile telecom providers and media companies).

Flexible, high quality people
To tackle our clients' most challenging problems our staff need to be innovative problem-solvers of the highest intellectual calibre. We recruit people with strong technical skills and business domain understanding and we immerse them in our highly people-centric culture. This provides our clients with access to a unique talent pool and our staff with an unrivalled and challenging peer group.

Unique intellectual property
To successfully meet the challenges which our clients face, we need to continually develop new solutions in a highly dynamic environment. We invest, principally through our Technology Innovation Group and our Electronic Systems Group, in new approaches and solutions which ensure that we are heavily differentiated in the market and offer our clients a service that they simply cannot obtain elsewhere.

OUTLOOK

The year was characterised by another strong performance by our UK Government business, the integration of our US Government business, DFI, and a far more challenging trading environment for our Financial Services business. It is a testament to our portfolio approach that Detica nevertheless achieved good growth during the year.

Our UK Government business continues to perform strongly and we see high levels of demand in this area. Similarly, the US Government business is experiencing healthy demand although we have yet to achieve the critical mass in this market to allow us to fully capitalise on the opportunity. In our Commercial business, the Telecoms, Media and Technology unit is trading well. The Financial Services business does appear to have stabilised following the rapid reduction in market activity in the middle of the financial year, although risks remain in this business.

Detica has a broad portfolio of revenue streams and we continue to see healthy demand for our services across most of these, and particularly in our Government markets. As a result, the outlook for the Group remains good.

Tom Black
Chief Executive
30 May 2008

FINANCIAL REVIEW

Detica has achieved another year of growth with revenue up 30% to £203.2 million (2007: £156.1 million). Adjusted profit before tax rose by 47% to £25.4 million (2007: £17.3 million) and adjusted diluted earnings per share grew by 36% to 14.6 pence (2007: 10.7 pence). On an unadjusted basis, profit before tax was £22.6 million (2007: £14.9 million) and diluted earnings per share were 12.9 pence (2007: 9.2 pence).

Revenue

Our UK business delivered £173.4 million of revenue (2007: £150.1 million) and, driven by the acquisition of DFI, as well as the full year effect of the acquisition of m.a.partners, our US business delivered £29.8 million (2007: £6.0 million). Group sales to US-based clients were £37.1 million (2007: £14.0 million). The table below summarises the Group's revenue by its primary reporting segment, geography, and then by vertical market.

			2008			2007			Total growth	
	UK	US	Group	UK	US	Group	UK	US	Group	UK
	£'m	£'m	£'m	£'m	£'m	£'m	%	%	%	%
Government	103.3	20.8	**124.1**	86.0	1.0	**87.0**	20	-	**43**	20
Financial Services	42.1	9.0	**51.1**	37.5	5.0	**42.5**	12	81	**20**	(10)
TMT	28.0	-	**28.0**	26.0	-	**26.0**	7	-	**7**	7

Commercial	70.1	9.0	**79.1**	63.5	5.0	**68.5**	10		**15**	(4)
StreamShield	-	-	-	0.6	-	**0.6**	(100)	-	**(100)**	(100)
Total	173.4	29.8	**203.2**	150.1	6.0	**156.1**	16	-	**30**	9

Fees earned by Detica staff represented 80% of our revenues (2007: 86%). The balance is derived from the use of specialist subcontractors, the sale of our specialist communications products and software solutions such as NetReveal, the resale of software and hardware purchased for client assignments and travel and subsistence. Following material project wins in the UK Government business in the second half of the year, the proportion of revenues derived from fixed-price contracts increased from 38% in the prior year to 42% last year.

At a Group level, revenue per head declined marginally to £133,000 (2007: £135,000) as a result of the lower day rates earned in our US Government business. In the UK business, revenues per head were constant at £140,000 (2007: £140,000) driven by a combination of higher day rates and licence revenues but offset by weaker utilisation in our Commercial businesses.

Profit and margin

Adjusted Group operating profit grew by 58% to £27.0 million (2007: £17.1 million) and adjusted Group profit before tax grew by 47% to £25.4 million (2006: £17.3 million). The table below shows adjusted operating profit and margin by geography.

	UK £'000	US £'000	**2008 Group £'000**	UK £'000	US £'000	G
Adjusted operating profit						
Core business	29,168	(1,405)	**27,763**	22,147	(1,031)	**2**
StreamShield	(805)	-	**(805)**	(4,056)	-	**(4**
Group	28,363	(1,405)	**26,958**	18,091	(1,031)	**1**
Adjusted operating margin						
Core business	16.8%	-	**13.7%**	14.8%	-	**1**
StreamShield	(0.4%)	-	**(0.4%)**	(2.7%)	-	**(**
Group	16.4%	-	**13.3%**	12.1%	-	**1**

Margins in our core UK business improved markedly to 16.8% (2007: 14.8%) as a result of the net impact of the following underlying profit drivers:

- UK utilisation was lower due weakness in our Financial Services business;
- UK day rates increased by 3% compared to 2007;
- UK employment costs per head were lower due to a below-target pay out of performance related remuneration.

The US business made an adjusted operating loss of £1.4 million (2007: £1.0 million). This comprised a breakeven performance from the US Government business, integration costs of £1.8 million and a small profit from our US capital markets business (although this business was modestly loss making in the second half). Integration costs mainly comprise staff and travel costs and are nonrecurring but we do intend to invest in building a robust and scaleable data analytics capability in the US in the coming year.

StreamShield's financial results for the quarter to 30 June 2007 have been reported separately in the table above and the decision in June 2007 to absorb StreamShield into the core business with the attendant reduction in operating losses has contributed materially to the increase in Group profits. StreamShield's financial results since then (revenues of £1.1 million and losses of £0.4 million) have been reported as part of the TMT business in the UK. Exceptional costs comprising severance, share option charges and professional costs totalling £0.8 million (in addition to the £1.1 million of exceptional asset impairments recorded in the previous financial year) were incurred in the first quarter together with the business's then "normal" operating losses totalling £0.8 million.

Half-year performance

The Group continues to record revenues weighted towards the second half, although in 2007 this was somewhat less pronounced following the weaker performance of the Financial Services business in the second half. 49% of revenue was generated in the first half (2007: 47%) and 51% in the second half (2007: 53%).

Adjusted operating margin in the UK business was substantially higher in the second half as a result of traditionally stronger utilisation in the second half reflecting the predominantly first half holiday season, a reduction in performance related remuneration and increased NetReveal licence sales. The table below sets out the operating margins for the UK by half:

	2008	2007
	%	%
H1 adjusted UK operating margin	**13.9**	13.7
H2 adjusted UK operating margin	**19.5**	16.1
Full year adjusted UK operating margin	**16.8**	14.8

Taxation

The Group's adjusted tax charge for the year was £8.1 million (2007: £5.1 million) and represented an adjusted effective tax rate of 32.0% (2007: 29.2%). The table below identifies the key adjustments made to derive the adjusted tax figures with a notable new item this year relating to the one-off impact of the reduction in the UK rate of corporation tax from 30% to 28% on net UK deferred tax assets.

The increase in effective tax rate from 29.2% to 32.0% is principally due to the Group's losses in the US. We expect that the availability of US losses to offset US profits taxed at an average effective rate of 42% will result in a Group effective tax rate of approximately 31-32% in the coming year.

	2008	2007
	£'000	£'000
Tax charge per the IFRS financial statements	**7,334**	4,358
Impact of exceptional charge on absorption of StreamShield	**164**	329
Impairment of Rubus goodwill following claim for previously unrecognised tax losses	**192**	153

Impact of amortisation of intangibles	**528**	220
Effect of change in UK tax rate on net UK deferred tax asset	**(69)**	-
Adjusted tax charge	**8,149**	5,060

The Group's net deferred tax asset has reduced from £4.1 million at the start of last year to £2.2 million at 31 March 2008. The main driver of the reduced deferred tax asset was a much lower intrinsic value of unexercised share incentives based on the Company's lower share price at 31 March 2008 of 249.5p (2007: 412.5p).

At the year end, the Group had unutilised tax losses carried forward in its US subsidiaries as well as in Rubus, a company acquired in 2003. Since there are varying degrees of uncertainty as to the timescale of the utilisation of these losses, the Group has not recognised £6.8 million (2007: £5.2 million) of potential deferred tax assets associated with these losses.

Earnings per share ("EPS")

Reported diluted earnings per share grew by 40% to 12.9 pence (2007: 9.2 pence). The post-tax impact of the exceptional charge on the absorption of StreamShield, the amortisation of acquired intangibles and the unwind of the discount on the deferred consideration on the m.a.partners acquisition, together with the impact of the change in deferred tax rate from 30% to 28%, has been reversed in presenting an adjusted measure of EPS as shown in the table below. The Directors consider that the resultant adjusted EPS figure of 14.6 pence (2007: 10.7 pence) better reflects the underlying growth in profits of the Group.

	2008	2007
	Pence	Pence
Diluted EPS per the IFRS financial statements	**12.9**	9.2
Exceptional charge on absorption of StreamShield	**0.5**	0.7
Amortisation of acquired intangibles	**1.0**	0.5
Unwind of discount on m.a.partners deferred consideration	**0.1**	0.3
Effect of change in UK deferred tax rate	**0.1**	-
Adjusted diluted EPS	**14.6**	10.7

The Group incurred losses in the US and in StreamShield during the year. The impact of these is quantified in the table below:

	2008	2007
	Pence	Pence
Adjusted diluted EPS		
UK	**16.4**	13.6
US	**(1.3)**	(0.6)
StreamShield	**(0.5)**	(2.3)
Group	**14.6**	10.7

Cash and treasury

We ended the year with net debt of £11.1 million (2007: £8.0 million).

At the operating level, the cash inflow for the year (before tax paid) was £23.8 million (2007: £22.5 million) representing a cash conversion of 88% (2007: 132%) of adjusted operating profit. The cash conversion ratio in 2008 was lower than in 2007 due to the longer working capital profile of fixed price projects which represent an increasing proportion of Detica's work and a smaller bonus charge in 2008 than that paid in June 2007 relating to prior year profits.

The Group also incurred net cash outflows of £8.3 million (2007: £36.4 million) associated with the acquisitions in the previous financial year. Capital expenditure was £7.7 million (2007: £7.9 million) with the majority of spend incurred in fitting out new offices in London, Cheltenham and Ballston, Virginia.

The Group's policy is to fund its operations through the use of retained earnings, equity and bank debt. At the year end, as well as an annually renewable £10.0 million overdraft facility, the Group had the following four-year committed borrowing facilities with its clearing bankers which had been put in place in September 2006 to fund the acquisitions of m.a.partners and DFI:

- £15.0 million revolving credit facility; and
- £2.0 million amortising loan facility - £13.0 million of the original £15.0 million loan having been repaid during the year.

In May 2008, the Group cancelled this facility and agreed a new committed £40.0 million revolving credit facility with its clearing bankers expiring in May 2012. This facility will be used, if required, to provide increased flexibility around future working capital and general corporate requirements.

In the year ended 31 March 2008, the Group paid floating rate interest on its bank borrowings at a rate of LIBOR plus 0.75% and was thus exposed to interest rate risk. In October 2006, it entered into an 18-month £5 million interest rate swap to partially hedge this risk. In light of the lower level of borrowings expected in the forthcoming financial year, the Board decided not to renew this swap on expiry. The interest rate payable on drawings under the new facility is based on the ratio of EBITDA to net debt. The Group expects to pay interest at a marginally reduced rate of LIBOR plus 0.70% in the coming year.

Financing costs included a charge of £0.2 million (2007: £0.3 million) in respect of the discounting of the deferred consideration for m.a.partners which was paid in full in June 2007 as well as net interest paid on bank loans and overdrafts of £1.4 million (2007: £0.2 million income) stated net of the £11,000 gains on the interest rate swap described above.

The increase in the Group's US operations compared to prior years means that foreign exchange exposure has increased. Primarily this relates to increased volatility arising from the translation of dollar denominated revenues and earnings into sterling. In addition, the Group funds its US operations in part through £13.2 million of long-term dollar denominated intercompany debt. Exchange differences in the retranslation of this debt are taken to equity.

Dividends

The Board is recommending a final dividend of 2.5 pence per share making a total for the year of 3.7 pence (2007: 2.8 pence), up 32% on last year. This represents dividend cover of 3.9 times (2007: 3.8 times) based on adjusted diluted EPS, and is in line with our previously announced dividend policy whereby we aim to maintain dividend cover in the range of 3.5 to 4.5 times with approximately one-third paid in respect of interim results and two-thirds following the AGM.

The final dividend will, if approved by shareholders at the forthcoming Annual General Meeting, be paid on 8 August 2008 to shareholders on the register at the close of business on 11 July 2008, with an ex-dividend date of 9 July 2008.

Mandy Gradden
Finance Director
30 May 2008

BUSINESS RISKS

The Board and management continually identify, review and, where possible, mitigate the risks that may impact Detica's business, prospects, financial results and share price. This exercise is documented formally every three months. Other than the economic climate, the key, high-level risks to our business and to the sector more generally have not changed substantially over the past year and are as follows:

Global economic climate
As with all technology businesses, Detica is exposed to any downturn in technology spending that may result from instability in the global economy caused, for example, by rising commodity prices, acts of terrorism or, as we have seen recently, prolonged turmoil in global financial markets.

We believe that the diversified markets covered by our business and, in particular, our focus on the Government market, provide some mitigation against this risk. In addition, we maintain staff base flexibility in order that we can move resources to those sectors where demand is greatest - in the past year this has resulted in a material transfer of UK Financial Services staff into our TMT or Government units where demand has been stronger.

Public sector spending
There is ongoing speculation that a tightening in the public finances will lead to a reduction on UK Government investment in consulting and IT projects. While this remains a material risk, we believe that our focus on the counter-threat agenda will provide mitigation against this risk. The publication of the Comprehensive Spending Review in October 2007 and of the National Security Strategy in March 2008, confirmed the priority of spending in this area.

Similar speculation exists in the US Government market. Last year, approval of the Homeland Security budget was delayed for three months which impacted our US Government business' third quarter new sales. This must be considered to be an ongoing risk particularly in light of the forthcoming change in US President. In our mitigation of this risk, we focus on what we believe to be high priority spending areas as well as seeking to obtain contract extensions ahead of the end of the US budget year on 30 September.

Buoyant recruitment market

Over the past year, the health of the consulting market led to increased competition to attract the best people and to high salary inflation in certain sectors like capital markets. We address these risks through a portfolio of measures, including a strengthened HR management team, attractive staff reward schemes such as flexible benefits, and through new career development programmes. Looking forward, with some of our competitors implementing a hiring freeze, we expect this risk to reduce.

Pricing pressure from off-shore providers

Low-cost providers in off-shore locations continue to exert pressure on day rates in some sectors of our market. Where possible, we are enhancing our competitiveness by resourcing appropriate projects in off-shore locations through our partnership with Indian and Polish technology specialists. Most of our work, however, is unsuitable for off-shore resourcing, as we are usually very closely engaged with the client in problem definition and as security aspects often dominate.

Execution risks

Delivery risk

Detica has, over many years, built a track record of very strong project management and technical delivery of the most complex and business-critical programmes. Any failure to meet client expectations and / or our contractual obligations could damage our reputation in the market place. We manage this risk through bid sign-off controls, peer review of technical solutions and project plans and regular monitoring of high risk projects by project boards. During the year, and in light of material fixed price project wins such as e-Borders and the Metropolitan Police's MDT programme, we strengthened further our delivery methodologies, brought in external consultants to objectively review project delivery and recruited additional senior delivery management.

Security

Much of Detica's work relies on its reputation for strong security, in particular that for the National Security community where both the UK and US business are subject to particular rules applied by their respective governments. Security breaches could materially damage Detica's business. Security matters are therefore managed by a dedicated team and overseen by a Security Committee in each of the UK and the US who ensure that the business systematically embeds rigorous security practice in its everyday operations.

Accreditation

Maintaining certain accreditations such as ISO9001 (relating to quality assurance) and ISO27001 (relating to IT security) is essential in certain parts of our business. The Group regularly reviews its compliance with the relevant standards and carries out routine internal and external audits to ensure that the accreditations are maintained.

Acquisitions

Acquisitions play a key role in our strategy and the successful integration and operation of acquired businesses represents a commercial risk to the business. Indeed, this risk materialised in the first half of the year when the recently acquired DFI business initially proved more difficult to integrate than expected and growth and profits suffered as a result. We mitigate this risk through a structured integration process using joint teams and careful incentivisation of the acquired management team. It remains the Board's view that the strategic importance of entering the US market justifies the risk inherent in selective acquisitions.

Consolidated income statement
For the year ended 31 March 2008

	Note	2008 £'000
Revenue	2	203,181
Operating expenses	3	(178,847)
Operating profit before exceptional items	2	25,105
Exceptional items	2, 3	(771)
Operating profit	2	24,334
Finance income		137
Finance costs		(1,835)
Profit before tax before exceptional items		23,407
Exceptional items	2, 3	(771)
Profit before tax		22,636
Tax expense	5	(7,334)
Profit for the year from continuing operations		15,302
Attributable to		
Equity holders of the parent		15,302
Earnings per share	6	
Basic		13.3p
Diluted		12.9p
Dividends paid and proposed	7	
Dividends paid and recognised in the year (£'000)		3,886
Dividend per share paid and recognised in the year (pence)		3.4p
Dividends proposed but not recognised in the year (£'000)		2,914
Dividend per share proposed but not recognised in the year (pence)		2.5p
Adjusted earnings measures	15	
Adjusted operating profit (£'000)		26,958
Adjusted profit before tax (£'000)		25,429
Adjusted diluted earnings per share (pence)		14.6p

Consolidated balance sheet
At 31 March 2008

*As

2008

	Note	£'000
Assets		
Non-current assets		
Property, plant and equipment		16,021
Goodwill	8	57,155
Other intangible assets	9	4,086
Deferred tax asset		3,457
		80,719
Current assets		
Inventories	10	1,761
Trade and other receivables	11	58,353
Current tax recoverable		359
Cash and cash equivalents		9,505
		69,978
Total assets		150,697
Equity		
Share capital		2,317
Share premium		18,619
Merger reserve		11,210
Capital redemption reserve		747
Translation reserve		(1,013)
Retained earnings		52,905
Attributable to equity holders of parent company		84,785
Liabilities		
Non-current liabilities		
Borrowings		15,000
Deferred tax liabilities		1,218
Trade and other payables	12	2,217
Provisions	13	-
		18,435
Current liabilities		
Borrowings		5,597
Trade and other payables	12	39,148
Current income tax liabilities		2,432
Provisions	13	300
		47,477
Total liabilities		65,912
Total equity and liabilities		150,697

* The comparatives have been restated to (i) adjust the provisional fair value of the assets and liabilities of DFI on acquisition; and (ii) adjust the purchase price and hence goodwill of DFI and m.a.partners.

Consolidated statement of changes in equity

	Attributable to equity holders of the parent company					Pr
	Share capital	Share premium	Merger reserve	Capital Redemption reserve	Translation reserve	
	£'000	£'000	£'000	£'000	£'000	
At 1 April 2006	447	17,196	-	747	(57)	
Currency translation differences	-	-	-	-	(504)	
Tax on share options	-	-	-	-	-	
Net income recognised directly in equity	-	-	-	-	(504)	
Profit for the year	-	-	-	-	-	
Total recognised income and expense for the year	-	-	-	-	(504)	
Proceeds from disposal of own shares	-	-	-	-	-	
Share-based payments	-	-	-	-	-	
Dividends paid	-	-	-	-	-	
Bonus issue	1,788	(1,788)	-	-	-	
Issue of share capital	52	3,211	5,440	-	-	
At 31 March 2007	2,287	18,619	5,440	747	(561)	
Currency translation differences	-	-	-	-	(452)	
Tax on share options	-	-	-	-	-	
Net income recognised directly in equity	-	-	-	-	(452)	
Profit for the year	-	-	-	-	-	
Total recognised income and expense for the year	-	-	-	-	(452)	
Proceeds from disposal of own shares	-	-	-	-	-	
Share-based payments	-	-	-	-	-	
Dividends paid	-	-	-	-	-	
Issue of share capital	30	-	5,770	-	-	
At 31 March 2008	**2,317**	**18,619**	**11,210**	**747**	**(1,013)**	

Consolidated cash flow statement

For the year ended 31 March 2008

	Note	2008
		£'000
Cash flows from operating activities		
Operating profit		**24,334**
Depreciation and impairment of property, plant and equipment	3	**4,475**
Loss on disposal of property, plant and equipment		**65**
Profit on disposal of asset held for resale		-
Amortisation of intangible assets	3, 9	**1,661**
Adjustment of Rubus goodwill as a result of utilisation of Rubus tax losses	8	**192**

Share-based payments	2,167
(Increase) / decrease in inventory	(267)
Increase in trade and other receivables	(11,913)
Increase in trade and other payables	3,042
Income tax paid	(5,819)
Net cash flows from operating activities	**17,937**
Cash flows from investing activities	
Purchase of property, plant and equipment	(7,732)
Proceeds from sale of property, plant and equipment	20
Proceeds from sale of non-current asset held for sale	-
Acquisition of businesses and subsidiaries, net of cash acquired	(8,303)
Finance income received	140
Net cash flows used in investing activities	**(15,875)**
Cash flow from financing activities	
Dividends paid	(3,886)
Proceeds from disposal of own shares	386
Proceeds from long-term borrowings	6,000
Finance costs paid	(1,597)
Net cash inflow from financing activities	**903**
Net increase / (decrease) in cash, cash equivalents and overdrafts	**2,965**
Cash, cash equivalents and overdrafts at the beginning of year	2,895
Effect of foreign exchange rates	49
Cash, cash equivalents and overdrafts at end of year	5,909

Notes to the consolidated financial statements

1. Basis of preparation

The preliminary announcement was approved by the Board of Directors on 30 May 2008.

The financial information set out in this announcement does not constitute the Group's financial statements as defined by s240 of the Companies Act 1985 for the years ended 31 March 2008 or 2007. The results for the years ended 31 March 2008 and 2007 are extracted from the audited accounts of Detica Group plc, on which the auditors have issued an unqualified opinion which did not contain a statement under s237(2) or (3) Companies Act 1985.

The Group's consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as adopted by the European Union ("EU"). The accounting policies have been consistently applied to all periods presented.

The audited financial statements for the year ended 31 March 2007 have been delivered to the Registrar of Companies. The Annual Report for the year ended 31 March 2008 will be mailed to shareholders in June 2008 and will be delivered to the Registrar of Companies following the Annual General Meeting which will be held on Thursday 31 July 2008 at the Company's office at 6th Floor, 2 Arundel Street, London, WC2R 3AZ. Copies will be available to the public from the Company's registered office at Surrey Research Park, Guildford, Surrey, GU2 7YP.

2. Segment information

Primary basis - geographical segments

Following the acquisition of DFI and m.a.partners in the previous financial year, the Group has significantly increased its presence in the US. The Group has also absorbed StreamShield into its core business from 30 June 2007 and consequently the Board has determined that the Group's primary reporting segment is geography by origin. Previously the Group's primary reporting segments were by class of business, "Business and technology consultancy" and "StreamShield". The Group's segmental disclosures have been restated accordingly.

Year ended 31 March 2008

	Europe £'000	US £'000	Eliminations £'000
Total segment revenue	174,960	29,802	-
Inter-segment revenue	(1,581)	-	-
Revenue	173,379	29,802	-
Segment operating profit /(loss)			
Before exceptional item	27,244	(2,139)	-
Exceptional item	(771)	-	-
After exceptional item	26,473	(2,139)	-
Finance income			
Finance costs			
Profit before tax			
Tax expense			
Profit after tax			

Year ended 31 March 2007

	Europe £'000	US £'000	Eliminations £'000
Total segment revenue	151,076	6,025	-
Inter-segment revenue	(989)	-	-
Revenue	150,087	6,025	-
Segment operating profit / (loss)			
Before exceptional items	17,401	(1,330)	-
Exceptional item	(1,095)	-	-
After exceptional item	16,306	(1,330)	-
Finance income			
Finance costs			

Profit before tax	
Tax expense	
Profit after tax	

Secondary format
The Directors consider that the inherent risks and rewards of the products and services provided by the Group are substantially the same. Consequently no secondary format disclosures are required.

Additional revenue information
The following table provide disclosure of the Group's revenue analysed by geographical market based on the location of the customer.

	2008
	£'000
Revenue by destination	
United Kingdom	161,474
United States of America	37,064
Rest of Europe	4,643
	203,181

3. Operating profit

Operating profit is stated after charging / (crediting):

	2008
	£'000
Staff costs - salaries	92,935
Staff costs - social security	9,981
Staff costs - pensions	8,867
Staff costs - share-based payments (including exceptional item of £143,000 in 2008)	2,167
Total staff costs	113,950
Net foreign exchange (gains) / losses	(88)
Depreciation and impairment of property, plant and equipment (including exceptional item of £355,000 in 2007)	4,475
Amortisation of acquired intangible assets	1,661
Impairment of Rubus goodwill as a result of utilisation of Rubus tax losses	192
Materials and other external project costs (including exceptional item of £675,000 in 2007)	29,898
Operating lease payments - minimum lease payments	5,426
Other operating expenses (including exceptional items of £628,000 in 2008 and £65,000 in 2007)	23,333
	178,847

Significant items within other operating expenses include rent and rates, recruitment costs, marketing expenses and legal and professional fees. Within operating expenses presented above is £2,680,000 (2007: £5,186,000) relating to the Group's research and development activities. No development costs qualified for capitalisation during the year (2007: £nil).

Exceptional items

The current and prior year exceptional items relate to the costs associated with the absorption of StreamShield into the Group's core business. The 2008 charge of £771,000 represents severance costs (£388,000), share based payments (£143,000) and professional and other costs (£240,000). The 2007 charge of £1,095,000 represents impairment write downs associated with inventory (£675,000), property, plant and equipment (£355,000) and other assets (£65,000). Fixed asset write downs were made to bring the asset values in line with their economic value in use. Inventory and other assets were fully written down where they were not expected to be utilised by the business going forward as they were not considered to have a net realisable value.

4. Employee numbers

The average number of employees (excluding Non-Executive Directors) during the year and the number at the end of the year were as follows:

	2008 Number
Revenue earners	1,282
Support staff	241
Average number of employees	1,523
Number of employees at 31 March	1,538

5. Tax

	2008 £'000
Current tax expense	
Current tax on income of this year	8,387
Adjustments in respect of prior years	(809)
Total current tax expense	7,578
Deferred tax credit	
Origination and reversal of temporary differences	(816)
Adjustments in respect of prior years	572
Total deferred tax credit	(244)
Total income tax expense in income statement	7,334

The Group's effective tax rate for the year was 32.4% (2007: 29.3%). Adjusting for the tax credit relating to the utilisation of pre-acquisition brought forward tax losses of £192,000 (2007: £153,000), amortisation of acquired intangibles of £528,000 (2007: £220,000), the StreamShield exceptional item of £164,000 (2007: £329,000), and the effect of the reduction in the UK deferred tax rate from 30% to 28% of £69,000, the Group's effective tax rate was 32.0% (2007: 29.2%). The increase in effective tax rate is principally due to the Group's increased activities in the US and the associated unrelieved tax losses in the year.

Reconciliation of effective tax rate

	2008 £'000
Group profit before tax	22,636
Income tax using the UK corporation tax rate at 30% (2007: 30%)	6,791
Tax effects of:	
- Expenses not deductible for tax purposes	504
- Share-based payments	183

- Unrelieved US losses	1,021
- R&D tax credit	(833)
- Adjustments in respect of prior years	(237)
- Utilisation of pre-acquisition brought forward tax losses	(192)
- Effect of tax rate change on net deferred tax assets	69
- Other differences	28
Total income tax expense	7,334

6. Earnings per share

The calculation of earnings per share is based on the following:

	2008 £'000
Profit attributable to shareholders	15,302

	Number of shares ('000)
Weighted average number of shares in issue	115,509
Weighted average number of shares held by the Employee Benefit Trust	(613)
Basic weighted average number of shares in issue	114,896
Dilutive effect of share options and LTIPs	3,523
Diluted weighted average number of shares in issue	118,419

There were 115,841,865 shares in issue at 31 March 2008 (2007: 114,362,314).

7. Dividends

The Directors propose a final dividend in respect of the year ended 31 March 2008 of 2.5p per share (2007: 2.175p per share) totalling £2,914,000 (2007: £2,498,000) and payable on 8 August 2008. The proposed dividend is subject to approval by the Annual General Meeting on 31 July 2008 and has not been recognised as a liability in these financial statements.

The amounts recognised as distributions to equity holders were as follows:

	2008 p / share	2008 £'000	2007 p / share
Interim dividends relating to 2008 / 2007	1.2	1,387	0.6
Final dividends relating to 2007 / 2006	2.2	2,499	1.1
	3.4	3,886	1.7

8. Goodwill

	Note
At 1 April 2006	
Acquisition of Inforenz	14a
Acquisition of m.a.partners	14b

RECEIVED

JUN 10 A 5:19

	Note
Acquisition of DFI	14c
Utilisation of tax losses	
Exchange differences	
At 31 March 2007	
Utilisation of tax losses	
Exchange differences	
Acquisition of m.a.partners	14b
At 31 March 2008	

9. Other intangible assets

	Note	Customer relationships and order book	Intellectual property
		£'000	£'000
Cost			
At 1 April 2006		1,880	200
Acquisition of Inforenz	14a	344	100
Acquisition of m.a.partners	14b	3,317	-
Acquisition of DFI	14c	960	-
Exchange differences		(45)	-
At 31 March 2007		6,456	300
Exchange differences		(33)	-
At 31 March 2008		**6,423**	**300**
Amortisation			
At 1 April 2006		91	50
Charge for the year		769	67
Exchange differences		(4)	-
At 31 March 2007		856	117
Charge for the year		1,591	70
Exchange differences		3	-
At 31 March 2008		**2,450**	**187**
Net book value			
At 31 March 2008		**3,973**	**113**
At 31 March 2007		5,600	183
At 31 March 2006		1,789	150

10. Inventories

	2008
	£'000
Work in progress	**1,761**

11. Trade and other receivables

	2008 £'000
Trade receivables	39,597
Prepayments and accrued income	3,407
Amounts recoverable on contracts	14,841
Other receivables	508
	58,353

12. Trade and other payables

	2008 £'000
Current	
Trade payables	5,691
Accruals	16,135
Lease incentives	836
Deferred income	1,359
Payments received on account	7,481
Social security and other taxes	7,646
	39,148
Non-current	
Lease incentives	2,217
	41,365

13. Provisions

Provisions (non-current liabilities)
At 1 April 2006 and 31 March 2007
Transfer to current provisions
At 31 March 2008

Provisions (current liabilities)
1 April 2006
Provision for future consideration payable - Inforenz
Settlement of Inforenz consideration
Provision for future consideration payable - m.a.partners
Unwind of discount on deferred consideration payable
At 31 March 2007
Settlement of m.a.partners deferred consideration
Unwind of discount on deferred consideration payment
Settlement of Inforenz consideration
Transfer from non-current liabilities
At 31 March 2008

14. Business combinations

There were no acquisitions in the year ended 31 March 2008. Details of the acquisitions made by the Group in the year ended 31 March 2007 are set out below.

14a. Inforenz

On 19 July 2006, the Group acquired Inforenz Limited, a company that provides a specialised range of computer forensic services to both government and commercial clients, for a total consideration of £2,227,000 including directly attributable costs. The goodwill arising on the acquisition results from anticipated synergies, customer loyalty and the value of the workforce. Other intangibles relate to the value of Inforenz's customer relationships and intellectual property. The investment in Inforenz has been included in the balance sheet at its fair value at the date of acquisition. Book and fair values of the assets acquired at the date of acquisition were as follows:

	Book values £'000
Intangible assets (excluding goodwill)	-
Property, plant and equipment	102
Trade and other receivables	142
Cash and cash equivalents	180
Trade and other payables	(181)
Deferred tax liabilities	-
Net assets acquired	243
Goodwill arising on acquisition	
Total consideration	
Total consideration comprised:	
Cash consideration	1111
Directly attributable costs	

The net cash outflow in the year ended 31 March 2007 was consideration paid of £1,576,000 together with directly attributable costs amounting to £186,000. Net cash acquired was £180,000.

From the date of acquisition to 31 March 2007, Inforenz contributed £113,000 to the profit before tax of the Group and £910,000 to revenues.

14b. m.a.partners

On 6 September 2006, the Group acquired m.a. International Limited ("m.a.partners"), an international management consultancy specialising in the capital markets sector for a total consideration of £39,171,000 including directly attributable costs. The investment in m.a.partners has been included in the balance sheet at its fair value at the date of acquisition.

Other intangibles relate to the value of m.a.partners' customer relationships. The remaining excess of purchase consideration over the fair value of net assets acquired of £30,181,000 has been capitalised as goodwill. This is attributable to anticipated synergies, customer loyalty, business processes and the value of the assembled workforce including industry specific knowledge and technical skills. Some of these relate to intangible assets, however, they cannot be individually separated from m.a.partners and reliably measured due to their nature and hence are included within goodwill.

During the initial 12 month investigation period since acquisition, an adjustment to the purchase price of £305,000 has been recognised. The goodwill arising on acquisition has been adjusted for this and the 31 March 2007 comparatives adjusted accordingly. In addition, a reduction to the purchase price and goodwill of £197,000 has been recognised during the year ended 31 March 2008.

	Book values	Fair values as reported 31 March 2007	Adjustments	As restated fair values 31 March 2007	Adjustment
	£'000	£'000	£'000	£'000	£'00
Intangible assets (excluding goodwill)	-	3,317	-	3,317	
Property, plant and equipment	180	180	-	180	
Deferred tax asset	986	986	-	986	
Trade and other receivables	7,453	7,453	-	7,453	
Cash and cash equivalents	4,341	4,341	-	4,341	
Trade and other payables	(6,292)	(6,292)	-	(6,292)	
Deferred tax liabilities	-	(995)	-	(995)	
Net assets acquired	6,668	8,990	-	8,990	
Goodwill arising on acquisition		30,073	305	30,378	(197
Total consideration		39,063	305	39,368	(197
Total consideration comprised:					
Cash consideration		26,737	225	26,962	(197
Share consideration		11,277	-	11,277	
Directly attributable costs		1,049	80	1,129	
		39,063	305	39,368	(197

The net cash outflow in the year ended 31 March 2007 was consideration paid of £19,502,000 together with directly attributable costs paid amounting to £1,049,000. Net cash acquired was £4,341,000.

From the date of acquisition to 31 March 2007, m.a.partners contributed £1,004,000 to the profit before tax of the Group and £15,634,000 to revenues.

14c. DFI

On 30 March 2007, the Group acquired Detica Federal Inc. ("DFI"), formerly DFI International Inc., a consulting group providing services to the US National Security Community for a total consideration of £21,861,000.

The investment in DFI has been included in the balance sheet at its fair value at the date of acquisition. The fair value of the assets and liabilities acquired with DFI were provisional in the financial statements for the year ended 31 March 2007. These fair values have been reviewed in the current period and adjustments to these values are set out below. The comparative figures at 31 March 2007 have been adjusted accordingly.

Other intangibles relate to the value of DFI's customer relationships. DFI operates in the government sector and as such new contracts are subject to tendering procedures. This reduces the value of customer relationships relative to acquisitions in the commercial sector. The remaining excess of purchase consideration over the fair value of the net assets acquired of £17,429,000 has been capitalised as goodwill. This is attributed to anticipated synergies with the Group's existing US operations, customer loyalty, business process and the value of the assembled workforce including industry specific knowledge and technical skills. Some of these relate to intangible assets, however, they cannot be individually separated from DFI and reliably measured due to their nature and hence are included within goodwill.

	Book values	Fair values as reported 31 March 2007	Adjustments
	£'000	£'000	£'000
Intangible assets (excluding goodwill)	-	960	-
Property, plant and equipment	295	295	-
Trade and other receivables	5,866	5,866	91
Trade and other payables	(1,767)	(1,767)	(488)
Current tax liabilities	-	-	(127)
Deferred tax liability	-	(398)	-
Net assets	4,394	4,956	(524)
Goodwill arising on acquisition		17,538	(109)
Total consideration		22,494	(633)
Total consideration comprised:			
Cash consideration		17,907	(633)
Share consideration		3,227	-
Directly attributable costs		1,360	-
		22,494	(633)

The adjustments to fair values mainly relate to the inclusion of unrecorded accruals, prepayments and accrued revenue, revisions to tax estimates and the write down of trade and other receivables to their recoverable amounts. The adjustment to the cash consideration payable relates to a working capital and indebtedness adjustment received from the vendor.

The net cash outflow in the year ended 31 March 2007 was consideration paid of £17,907,000 together with directly attributable costs paid amounting to £739,000.

As the DFI acquisition took place on 30 March 2007, it did not contribute to Group profit before tax or revenues in the year ended 31 March 2007.

If each of the Inforenz, m.a.partners and DFI acquisitions had occurred on 1 April 2006, the Group's pro forma revenue and profit before tax for the year ended 31 March 2007, based on unaudited management information for the acquired entities, would have been approximately £190.6 million and £15.8 million respectively.

15. Reconciliation of adjusted earnings to IFRS reported figures

Operating profit	**2008**
	£'000
Reported Group operating profit	**24,334**

Exceptional charge on absorption of StreamShield into the core business	771
Amortisation of acquired intangibles	1,661
Impairment of Rubus goodwill following reclaim of previously unrecognised tax losses	192
Adjusted Group operating profit	26,958

Profit before tax	**2008 £'000**
Reported Group profit before tax	22,636
Exceptional charge on absorption of StreamShield into the core business	771
Amortisation of acquired intangibles	1,661
Unwind of the discount on m.a.partners deferred consideration	169
Impairment of Rubus goodwill following reclaim of previously unrecognised tax losses	192
Adjusted Group profit before tax	25,429

Diluted earnings per share	**2008 Pence**
Reported Group diluted EPS	12.9
Exceptional charge on absorption of StreamShield into the core business	0.5
Amortisation of acquired intangibles	1.0
Unwind of discount on m.a.partners deferred consideration	0.1
Effect of change in UK deferred tax rate	0.1
Adjusted Group diluted earnings per share	14.6

END

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